News Release

For Immediate Release

Stantec announces record annual results in its 53rd consecutive year of profitability

EDMONTON AB (February 22, 2007) TSX:STN;NYSE:SXC

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For the full year 2006, Stantec generated gross revenue of C$816.1 million, a 32.1% increase from C$618.0 million last year. Net revenue was C$707.9 million up 35.0% compared to C$524.6 million in 2005 and net income increased 48.2% to C$60.2 million from C$40.6 million. Diluted earnings per share were 32.3% higher at C$1.31 compared to C$0.99 in 2005.

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In the fourth quarter 2006, gross revenue increased to C$211.8 million from C$180.6 million in 2005, an increase of 17.3%. Net revenue increased 18.9% to C$180.6 million compared to C$151.9 million in the fourth quarter of 2005 and net income was up 95.7% to C$15.6 million compared to C$8.0 million. Diluted earnings per share were up 100.0% to C$0.34 compared to C$0.17 in the fourth quarter last year. The increase in net income and earnings per share is mainly due to the decrease in productivity levels in the fourth quarter of 2005 from the integration of over 1,000 new employees and system conversions related to The Keith Companies and Keen Engineering acquisitions. In the fourth quarter 2006 Stantec had no similar integrations.

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In 2006 Stantec added three companies; the 20-person electrical engineering firm Carinci Burt Rogers Engineering, Inc. in Toronto, Ontario; Dufresne-Henry, a multidiscipline firm with over 270 employees and offices in New England, New York, and Florida; and ACEx Technologies, Inc., a 25-person firm specializing in transit, rail and power communications, and control systems engineering with offices in Oakland, California and Irving, Texas. In May of 2006, the Company also completed a two for one share split.

“In our 53rd consecutive year of profitability I’m pleased to announce continued strong growth in our fourth quarter and annual results,” says Tony Franceschini, Stantec President & CEO. “This year we focused on integrating the approximately 1,400 employees we added to Stantec in 2005 and 2006 and the ongoing execution of our plan to become a top 10 global design firm.”

Stantec's advantage is the ability to use its diverse service offering and geographic reach and operate as one team throughout North America. For example, in 2006 the firm won acclaim for its sustainable design work in Vancouver, British Columbia on Southeast False Creek, a 36-hectare (80-acre) mixed-use "green" community being developed as the 2010 Olympic Athletes Village on a reclaimed industrial site in the inner city and is a pilot project for the LEED® New Community Standard. As leaders of the infrastructure design team, Stantec prepared the urban design and site servicing plan for the community, bringing together expertise in project management, urban design, and civil, structural, electrical, and mechanical engineering. The firm created innovative stormwater retention and bio-filtration systems, a district heating system recovering heat from sanitary sewers resulting in a zero net energy residential building, along with parks, plazas, waterfront walkways, roadways, and street lighting for the development. In Klickitat County, Washington, a Stantec team made up of employees from Portland, Oregon and Edmonton, Alberta are working for PPM Energy on the Big Horn Wind Project providing consulting and design services for the development of a 133-turbine wind farm. In Manitoba, Stantec's Buildings and Environment groups teamed up to serve as the prime consultant, providing all civil, mechanical, electrical, and structural engineering services as well as architecture and project management, for a major expansion of the South End Water Pollution Control Centre for the City of Winnipeg.

“We have to give credit for our performance this year to our employees across North America and the Caribbean,” says Franceschini. “By working as one team we have been successful in winning projects and delivering effective solutions to our clients.”

Stantec’s Annual Meeting of Shareholders will be held on May 3, 2007, at 1:00 PM EDT (11:00 AM MDT) at Stantec’s headquarters in Edmonton, Alberta, 10160-112th Street. The Q4/Year-End Conference Call, being held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec’s web site at stantec.com in the Investor Relations section.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.

-Financial Statements and MD&A attached-